Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Re:	BroadVision, Inc.
Post-Effective Amendment to
Registration Statement on Form S-3 on Form S-1
SEC File No. 333-125640

Ladies and Gentlemen:

On behalf of BroadVision, Inc., (the "Company"), we transmit for filing under the Securities Act of 1933, as amended, the Company's Post-Effective Amendment to Form S-3 on Form S-1 (the "Filing") for the offering of shares of the Company's common stock, together with copies of the exhibits being filed at this time. Manually executed signature pages have been signed prior to the time of this electronic filing and will be retained by the Company.

No additional filing fee is required, as the Filing does not include an increase to the number of shares of common stock that are being offered.

In addition to the electronic filing provided herewith, paper copies of the Registration Statement will follow by mail.

Please direct any questions or comments regarding this filing to me at 415-693-2172.

Very truly yours,

/s/ Peter H. Werner

cc:     Dr. Pehong Chen, BroadVision, Inc.
Kenneth L. Guernsey, Cooley Godward Kronish LLP